[FRANKLIN TEMPLETON LOGO]

September 19, 2019

Filed via EDGAR

Elena Stojic, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:           Franklin Tax Free Trust (the “Registrant”)

File Nos. 002-94222 and 811-04149

Dear Ms. Stojic:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on September 5, 2019 with regard to Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) as it relates to the Franklin Municipal Green Bond Fund (the “Fund”), which was filed with the Commission July 17, 2019 under the Securities Act of 1933 and the Investment Company Act of 1940.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Prospectus

1.         Comment:  Please ensure that the ticker symbols for the Fund will be included in the final prospectus and SAI and the EDGAR system.

Response:  The Registrant confirms that the ticker symbols for the Fund will be included in final prospectus and SAI and the EDGAR system.

2.         Comment:  Please confirm if the “acquired fund fees and expenses” of the Fund will exceed one basis point and, if so, add a separate line time in the “Annual Fund Operating Expenses” table located in the “Fees and Expenses of the Fund” section of the prospectus.

Response:  It is currently not anticipated that the Fund will incur acquired fund fees and expenses in excess of one basis point.

3.         Comment:  If the fee waiver and expense reimbursement agreement for the Fund include terms for the investment manager to recoup from the Fund the amount of any fees waived or Fund expenses absorbed, please disclose how and under what circumstances the recoupment will be applied and the period for which such fees or expenses can be recouped.

U.S. Securities and Exchange Commission

September 19, 2019

            Response:  Under its fee waiver and expense reimbursement agreements, the investment manager is not entitled to recoup any fees waived or Fund expenses paid or absorbed from the Fund.  Therefore, no additional disclosure has been added.

4.         Comment:  Please confirm that the fee waiver and expense limitation agreement will be filed as an exhibit in the Registrant’s Part C, if they exist.

Response:  The fee waiver and expense limitation arrangements for the Fund are not contained in a written agreement and, therefore, will not be attached as an exhibit to the registration statement. As noted in the footnote to the Annual Fund Operating Expenses table, these arrangements may not be changed or terminated during the time periods set forth in the footnote.  The disclosure contained in that footnote has been reviewed and commented on by the Staff multiple times previously and the disclosure had been revised accordingly in response to Staff comments.

5.         Comment:  Please provide completed expense examples for the Fund in the Rule 485(b) filing.

Response:  The requested disclosure will be added.

6.         Comment:  Please update the portfolio turnover disclosure to note that the Fund is new and no portfolio turnover information will be provided.

Response:  The requested change will be made.

7.         Comment:  Please consider adding extension risk as a principal risk of the Fund in the Fund Summary section of the prospectus and in Item 9, if appropriate.

Response:  The Registrant does not consider extension risk to be a principal risk of the Fund.

8.         Comment:  If the Fund expects to invest in Puerto Rico as a principal investment strategy, please consider adding prospectus disclosure for Puerto Rican municipal bonds to the “state and U.S. territories” risk in the Fund Summary section of the prospectus and in Item 9, if applicable.

Response:  The Fund is not expected to hold assets in Puerto Rico municipal bonds.

9.         Comment:  Please consider adding the following Item 9 risks to the Fund’s principal risks in the summary: “debt securities ratings” risk and “unrated debt securities” risk.

Response:  The Item 9 disclosure has been clarified to reflect that the Registrant does not consider these risks to be principal risks.

Statement of Additional Information

10.       Comment:  In the SAI, under “Fundamental Investment Policies” section, please reconcile the Fund’s 80% policy with the 80% policy disclosed in the prospectus.

U.S. Securities and Exchange Commission

September 19, 2019

Response:  The requested change will be made.

11.       Comment:  Please file copies of the Fund’s executed agreements rather than “form of” agreements.

Response:  The executed agreements will be filed as requested.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven Gray

Steven Gray

Vice President and Secretary